UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53626

Wells Mid-Horizon Value-Added Fund I, LLC
(Exact name of registrant as specified in its charter)

5445 Triangle Parkway, Suite 320, Norcross, Georgia 30092-2584, 770-243-4600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shares of Investor Member Interests
(Title of each class of securities covered by this Form)

None
Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(1)(ii)	☐

Approximate number of holders of record as of the certification or notice date: One Sponsoring Member, No Investor Members

Pursuant to the requirements of the Securities Exchange Act of 1934, Wells Mid-Horizon Value Added Fund I, LLC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WELLS MID-HORIZON VALUE-ADDED FUND I, LLC

	By:	WELLS INVESTMENT MANAGEMENT COMPANY, LLC (Manager)

August 14, 2015		/s/ RANDY A. SIMMONS
Randy A. Simmons President of Wells Investment Management Company, LLC